UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: June 04, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES THE SALE OF AN UNPRODUCTIVE PORTFOLIO

Medellin, Colombia, June 4, 2010

Bancolombia S.A. (NYSE: CIB) clarifies information published in the Colombian media:

1.
Bancolombia sold an unproductive portfolio (100% charged-off) representing a capital amount of COP 122,270,618,929 (approximately USD 62.3 million) to Compañía Reintegra SAS.  Of  this amount, Bancolombia S.A. sold a portion of the portfolio representing COP 118,781,641,226 and Factoring Bancolombia S.A. C.F. sold a portion of the portfolio representing COP 3,488,977,703 (together, the Transaction).

2.
Pursuant to the Transaction, Bancolombia S.A. will receive COP 10,639,431,523 (approximately USD 5.4 million) and Factoring Bancolombia S.A. C.F. will receive COP 110,411,011 (approximately USD 56,000).